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                                                                      EXHIBIT 28



HEALTHDYNE TECHNOLOGIES                                        M. WAYNE BOYLSTON
ANNOUNCES ADDITIONAL FDA                                       FEBRUARY 27, 1997
CLEARANCE FOR QUANTUM(R) VENTILATOR                                (770)499-1212

FOR IMMEDIATE RELEASE


         Marietta, Georgia, February 27, 1997 - Healthdyne Technologies, Inc. (Nasdaq: HDTC) today announced that its non-invasive ventilator, the Quantum(TM), received additional marketing clearance from the United States Food and Drug Administration ("FDA") under a new product classification. This new clearance supports the marketing of the device for continuous ventilatory support of adults during chronic or acute respiratory insufficiency. The Company also announced it recently obtained approvals required to sell the Quantum(TM) in Europe and other international markets.

         Craig B. Reynolds, President and Chief Executive Officer, stated, "The increased use of non-invasive pressure support ventilation for patients experiencing respiratory disorders and diseases prompted the FDA to add additional device classifications to better define and recognize this application. We are pleased to receive this new clearance for respiratory insufficiency from the FDA for the Quantum(TM). As previously reported, the Quantum(TM) reached over $12 million in revenue in its first full year following commercialization and in the fourth quarter Quantum(TM) revenue was approximately $4.5 million, as annual run rate of approximately $18 million.
We are also pleased with the recent successful
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international introduction of the Quantum(TM), which will provide incremental revenue to the Company in 1997."

        "We believe the success of the Quantum(TM) ventilator illustrates the potential for many of the new products and technologies we have described in recent communications with our shareholders," said Parker H. Petit, Chairman of the Board. "On another note, we are gratified that holders of approximately 83% of our shares, other than shares held by Invacare, did not tender their shares in response to Invacare's tender offer. The vast majority of our shareholders had indicated their support for our board's decision that Invacare's offer is grossly inadequate and that it does not reflect the intrinsic value of our Company in light of our strategic plans and future operating prospects."

        Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk of SIDS, and products for asthma management.

           This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third party reimbursement policies and practices and regulatory requirements affecting the approval





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           and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 8-K and on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.